Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

February 24, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on December 8, 2016 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 180 on Form N-1A, filed with the SEC on October 24, 2016. PEA No. 180 was filed for the purpose of adding a Related Performance Data of the Advisor section to the prospectus for the Quality Equity Series (the “Series”).

Comments on the Prospectus

1) Comment: Please revise the fees and expenses table to make clear that “Shareholder Services Fee” and “Remainder of Other Expenses” are subcaptions of “Other Expenses,” in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response: The requested change has been made.

2) Comment: Please provide the Series’ portfolio turnover rate for the fiscal year ended October 31, 2016.

Response: The requested change has been made.

3) Comment: Please confirm that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: Disclosure regarding the risks of investing in a small number of companies has been added to the principal risk disclosure provided in response to Item 9 of Form N-1A.

4) Comment: In accordance with Rule 35d-1 under the 1940 Act, please add “plus any borrowings for investment purposes” after “at least 80% of its net assets” in the “Principal Investment Strategies” section.

Response: The requested change has been made.

5) Comment: Please clarify the statement in the “More Information About the Series’ Principal Investments” section that the equity securities in which the Series invests will “usually” be exchange-traded common stocks, and confirm that all equity securities that are part of the principal investment strategies of the Series, and all corresponding principal risks, are disclosed in the prospectus.

Response: The term “usually” has been replaced with “primarily,” and the Fund confirms that all equity securities that are part of the principal investment strategies of the Series, and all corresponding principal risks, are disclosed in the prospectus.

6) Comment: In the “Principal Investment Strategies” section, please disclose that the Series may invest in ADRs, and consider explaining what an ADR is and the differences between sponsored and unsponsored ADRs.

Response: The reference to ADRs in the section has been expanded to explain what an ADR is, but the Fund respectfully declines to add disclosure regarding unsponsored ADRs, because investments in unsponsored ADRs are addressed in the SAI, and are not part of the principal investment strategies of the Series.

7) Comment: In the “Principal Investment Strategies” section, please further describe the characteristics that the Advisor believes are consistent with stable businesses.

Response: The requested change has been made.

8) Comment: In the fees and expenses table, please (i) remove the first two footnotes, (ii) revise the third footnote to indicate that the contractual waiver will continue until at least February 28, 2018, and (iii) consider adding a footnote to clarify that the total annual fund operating expenses in the fee table do not correlate to the expense ratio in the financial highlights in the prospectus because the financial highlights include only the Series’ direct operating expenses and do not include fees and expenses incurred indirectly by the Series through its investments in other investment companies.

Response: The requested changes have been made.

9) Comment: Please add appropriate disclosure regarding the particular sectors that large portions of the Series’ portfolio may be allocated to, and clarify how the Series defines a “large portion.”

Response: The Series has not defined a “large portion,” and the Fund respectfully declines to add disclosure regarding particular sectors to the prospectus, because any allocation of the Series’ portfolio to a particular sector will be a function of the investment opportunities identified by the Advisor, as opposed to a principal investment strategy to invest in the sector, and the Advisor, therefore, expects any such allocations to change over time.

10) Comment: In the “Principal Risks of Investing in the Series” section, please clarify the risk that results from the fact that the stocks of mid-size companies may be less marketable than the stocks of larger companies.

Response: The section has been revised to clarify that liquidity risk results from the fact that the stocks of mid-size companies may be less marketable than the stocks of larger companies.

11) Comment: Please clarify how liquidity risk and large redemption risk apply to the Series.

Response: As noted above, the prospectus has been revised to clarify that liquidity risk applies to the Series, because of, among other things, its investments in mid-size companies. In addition, the Fund notes that the prospectus states that the market for certain investments may become illiquid due to specific adverse changes in the conditions of a particular issuer or under adverse market or economic conditions independent of the issuer.

Large redemption risk applies to the Series, because, as the prospectus states, certain institutions or individuals may from time to time own or control a significant percentage of the Series’ shares.

In light of the foregoing, the Fund believes that the prospectus includes appropriate disclosure with respect to these matters.

12) Comment: In the “Management” section, please remove the statement that the Advisor has registered as a CPO with respect to certain products not included in the prospectus.

Response: The Fund respectfully declines to remove the statement, because it is designed to clarify that the disclosure required by CFTC Rule 4.5 is limited to the Advisor’s management of the Series. CFTC Rule 4.5 requires the Advisor to disclose that the Series “is operated by a person who has claimed an exclusion from the definition of the term ‘commodity pool operator’ under the [Commodity Exchange] Act and, therefore, who is not subject to registration or regulation as a pool operator under the [Commodity Exchange] Act.”

13) In the “Related Performance Data of the Advisor” section:

a) Comment: Please explain why the exclusion of accounts with less than one month under management or market values of less than $1 million from the Composite does not make the performance presentation misleading.

Response: The Advisor believes that the exclusion of accounts with less than one month under management or market values of less than $1 million from the Composite does not make the performance presentation misleading because such accounts are not representative of the Composite’s strategy. Accordingly, the section has been revised to state that the minimum management period and market value represents the amount of time and level of assets required to fully implement the Composite’s strategy.

b) Comment: Please clarify which fees and expenses are reflected in the “net of fees” returns and the “gross of fees” returns.

Response: The requested change has been made.

c) Comment: Please include the inception date of the Composite in the body of the “Average Annual Total Pre-Tax Returns” table.

Response: The requested change has been made.

d) Comment: Please provide the 5-year average annual total pre-tax returns of the Composite.

Response: The requested change has been made.

e) Comment: Please explain the terms “discretionary Accounts” and “Composite’s strategy,” as used in the first footnote to the “Average Annual Total Pre-Tax Returns” table.

Response: The first sentence of the section has been revised to explain the terms.

f) Comment: Please confirm that the Advisor has maintained the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Advisor confirms that it has maintained the records in accordance with Rule 204-2(a)(16) under the Advisers Act.

Comments on the SAI

14) Comment: Please confirm that all principal investment strategies and risks of the Series are disclosed in the prospectus.

Response: The Fund confirms that all principal investment strategies and risks of the Series are disclosed in the prospectus.

15) Comment: Please revise the “Depository Receipts” disclosure to clarify that the Series may invest in sponsored or unsponsored depository receipts.

Response: The requested change has been made.

16) Comment: Please confirm that the SAI contains appropriate disclosure regarding each type of derivative instrument that may be utilized by the Series, and that the Series’ derivatives disclosure is consistent with the SEC’s July 2010 letter to the Investment Company Institute (the “ICI Letter”).1

Response: The Fund confirms that the SAI contains appropriate disclosure regarding each type of derivative instrument that may be utilized by the Series.

The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage. The Fund believes that the Series’ derivatives disclosure is consistent with the ICI Letter.

17) Comment: Please advise the Staff regarding the Series’ use of swaps, as the Staff may have additional comments relating thereto.

Response: After advising the Staff regarding the Series’ use of swaps, the Fund was informed that the Staff had no additional comments relating thereto.

18) Comment: Please consider whether the “Other Investments” heading appropriately describes the disclosure thereunder.

Response: The heading has been removed and the disclosures thereunder have been moved to other sections of the SAI.

19) Comment: Please remove the reference to Rule 12b-1 fees under the “Other Payments by the Advisor and/or its Affiliates” heading, because the Series does not impose such fees.

[1]	Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund respectfully declines to make the requested change, because the SAI will be combined with those of other series of the Fund that do impose Rule 12b-1 fees.

***

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

Amy Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC